EXHIBIT 99.1

Hydrogenics Receives Prestigious International Award

Sir William Grove Award Recognizes Leadership in Fuel Cells and Electrolysis

MISSISSAUGA, Ontario, June 6, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the company has received the International Association for Hydrogen Energy's (IAHE) 2012 Sir William Grove Award acknowledging leadership in the electrochemical area of fuel cells and electrolysis. IAHE awards recognize individuals and organizations for demonstrated advancement of hydrogen as the leading clean, renewable energy source of the future.

"We are proud to be named by the IAHE to receive the 2012 Sir William Grove Award," said Daryl Wilson, Hydrogenics President and CEO. "The IAHE is an organization that, like Hydrogenics, believes in bringing a global view to the importance and the opportunities of hydrogen. This award represents great support for our efforts to demonstrate that hydrogen provides the optimum way to shift power so that we can make best use of clean renewable energy sources."

The Sir William Grove Award has been granted every two years since 1998 through the efforts of IAHE's International Awards Committee, comprised of distinguished hydrogen energy scientists from around the world. This year the award was presented at the World Hydrogen Energy Conference awards ceremony on June 5, 2012.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Investor Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com